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EXHIBIT 99.1

Management's Discussion and Analysis

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to these consolidated financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries.

OVERVIEW

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information to our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that previously were maintained in our financial group.

Seasonality

        We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of Adjusted EBITDA, Adjusted Operating Profit, Free Cash Flow, Adjusted Earnings from Continuing Operations and Net Debt

        We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.  We define Adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income

    (expense) and equity in net losses of associates, net of tax. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We also use Adjusted EBITDA margin, which we define as Adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or Adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also use Adjusted operating profit margin, which we define as Adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less net additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings from continuing operations.  We measure our earnings attributable to common shares to adjust for non-recurring items and discontinued operations, which we refer to as Adjusted earnings from continuing operations, to assist in comparing this measure from one period to another.

  •
  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

        Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating profit, Adjusted operating profit margin, free cash flow, Adjusted earnings from continuing operations, net debt and related measures do not have any standardized meaning prescribed by Canadian GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with Canadian GAAP. We reconcile Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating profit and Adjusted operating profit margin to net earnings in our consolidated income statement under Canadian GAAP in the "Reconciliations" section at the end of this management's discussion and analysis. Adjusted earnings from continuing operations is reconciled to earnings attributable to common shares in our consolidated income statement under Canadian GAAP in the "Consolidated Operations" section of this management's discussion and analysis. We reconcile net debt to total debt in our balance sheet under Canadian GAAP and free cash flow to our consolidated statement of cash flow under Canadian GAAP in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

RESULTS OF OPERATIONS

        The following discussion compares our results in the three-month and nine-month periods ended September 30, 2003 and 2002.

Consolidated Operations

        Our results from continuing operations exclude the results of DBM, or Drake Beam Morin, a provider of human resource solutions, as well as our healthcare magazine operations, both of which are currently classified as discontinued operations for all periods presented in the accompanying interim consolidated financial statements, and are further discussed under "Discontinued Operations" below. Our market group results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (i.e., disposals). The principal businesses included in disposals were various businesses in our financial market group. The following table sets forth our summarized results from continuing operations.

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Consolidated Operations
Revenues	2,091	2,030	3%	5,450	5,361	2%
Adjusted EBITDA	677	615	10%	1,354	1,223	11%
Adjusted EBITDA margin	32.4%	30.3%		24.8%	22.8%
Operating profit	442	391	13%	703	608	16%
Operating profit margin	21.1%	19.3%		12.9%	11.3%
Adjusted operating profit	514	464	11%	921	829	11%
Adjusted operating profit margin	24.6%	22.9%		16.9%	15.5%
Earnings attributable to common shares	306	253	21%	483	305	58%

        Revenues.    In both the three-month and nine-month periods ended September 30, 2003, revenue growth reflected contributions from acquisitions and the impact from favorable foreign currency translation. Growth from existing businesses within our legal and regulatory and our scientific and healthcare groups was offset primarily by reduced revenues within our financial and learning groups.

        In the three months and nine months ended September 30, 2003, products and services delivered electronically accounted for 50% and 57% of our revenues, respectively. Those percentages compared to 51% and 57%, respectively, for the comparable periods in 2002, and compare to 56% for the year ended December 31, 2002. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of our revenues from products and services delivered electronically tends to be lower in the second half of the year. Historically, customer buying patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

        To conform to the current year's presentation, revenues and expenses for the corresponding 2002 periods within our learning and financial groups have been increased in order to present on a gross basis certain fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit, and each reclassification is discussed in more detail within the market group discussions below.

        Operating profit.    Operating profit and related margin growth in the three months and nine months ended September 30, 2003 reflected cost savings efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Those increases were partially offset by higher depreciation expense in both periods of 2003. While all reported periods included a benefit associated with our stock appreciation rights, reflecting a decrease in the trading price of our common shares, the benefits in each of the 2003 periods were significantly lower than the benefits in each of the 2002 periods.

        Adjusted EBITDA and Adjusted operating profit.    Similar to "Operating profit" above, the increase in Adjusted EBITDA and related margins during the three months and nine months ended September 30, 2003 reflected cost savings efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. While all reported periods included a benefit associated with our stock appreciation rights, reflecting a decrease in the trading price of our common shares, the benefits in each of the 2003 periods were significantly lower than the benefits in each of the 2002 periods. Adjusted operating profit increased in both periods of 2003 for the same reasons, but the increases were partially offset by higher depreciation expense in both periods.

        Depreciation and amortization.    Depreciation in the three-month period ended September 30, 2003 increased 8% to $163 million from $151 million in the comparable period of 2002. In the nine-month period ended September 30, 2003, depreciation increased 10% to $433 million from $394 million in the comparable period in 2002. These increases reflected recent acquisitions and capital expenditures. Amortization in the third quarter of 2003 decreased 1% to $72 million from $73 million in the third quarter of 2002. The overall reduction in amortization expense reflects the completion of amortization for certain intangible assets acquired in previous years. For the nine months ended September 30, 2003, amortization increased 1% to $218 million from $215 million in the comparable period in 2002 due to the amortization of intangible assets acquired in the last twelve months.

        Restructuring charges.    We incurred restructuring charges of $6 million in the first quarter of 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media. No restructuring charges were incurred in the second or third quarters of 2002 or the first nine months of 2003.

        Net other income (expense).    In the three-month period ended September 30, 2003, net other income of $23 million consisted primarily of $22 million received as part of a settlement reached with Skillsoft PLC, a competitor of our learning group, regarding our claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC is scheduled to pay us an additional $22 million in July 2004 which will be recognized upon receipt.

        For the nine-month period ended September 30, 2003, net other income of $79 million consisted primarily of the Skillsoft settlement and a gain on the sale of our 20% interest in Bell Globemedia Inc., or BGM. This sale is discussed in "Related Party Transactions" below.

        In the comparable 2002 periods, net other expense included charges associated with the sale or write-down of certain investments.

        Net interest expense and other financing costs.    Our net interest expense and other financing costs in the three months ended September 30, 2003 decreased 12% to $64 million from $73 million in the corresponding period in 2002. For the nine months ended September 30, 2003, this expense decreased 12% to $192 million from $219 million in the comparable period in 2002. The decreases in net interest expense and other financing costs in both periods reflected lower average levels of outstanding net debt during the first nine months of 2003 than in the same period in 2002.

        Income taxes.    Higher income tax expense in each period reflects increased income before taxes and before equity in net losses of associates, net of tax, as well as the geographical mix of earnings before taxes, which resulted in a higher effective income tax rate for each period in 2003.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. For the three months ended September 30, 2003, equity in net losses of associates, net of tax, was $3 million, compared to $7 million in the comparable prior year period, reflecting improved performance of equity investees. For the nine months ended September 30, 2003, equity in net losses of associates, net of tax, was $12 million, compared to $29 million in the prior year period reflecting writedowns of equity-method investments recorded in the first nine months of 2002.

        Earnings attributable to common shares.    Earnings attributable to common shares for the nine months ended September 30, 2003 included $21 million related to the redemption of our Series V Cumulative Redeemable Preference Shares. We redeemed these shares in April 2003 for Cdn$25.50 per share plus accrued and unpaid dividends up to, but not including, the redemption date. The $21 million represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million.

        In the three months and nine months ended September 30, 2003, earnings attributable to common shares were $306 million and $483 million, respectively, compared to $253 million and $305 million in the comparable periods in 2002. These results are not directly comparable, however, because of certain one-time items. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the three-month and nine-month periods ended September 30, 2003 and 2002, after adjusting for one-time items in those periods.

	Three months ended September 30,		Nine months ended September 30,
(unaudited) (millions of U.S. dollars, except per common share amounts)
	2003	2002	2003	2002
Earnings attributable to common shares	306	253	483	305
Adjust for one-time items:
Net other (income) expense	(23)	5	(79)	6
Restructuring charges	—	—	—	6
Tax on above items	9	(2)	8	(4)
Net gain on redemption of preference shares	—	—	(21)	—
Discontinued operations	(11)	(11)	(29)	(34)

Adjusted earnings from continuing operations attributable to common shares	281	245	362	279

Adjusted earnings per common share from continuing operations	$0.43	$0.38	$0.55	$0.44

        On a comparable basis, our Adjusted earnings from continuing operations for the three months ended September 30, 2003 were $281 million, compared to Adjusted earnings from continuing operations of $245 million for the comparable period in 2002. Our Adjusted earnings from continuing operations for the nine months ended September 30, 2003 were $362 million, compared to $279 million for the comparable period in 2002. The increases reflected higher operating profit stemming from contributions from cost controls, acquisitions, and favorable foreign currency translation, as well as benefits from lower interest expense and improved performance of equity investees. Partially offsetting these increases were higher income taxes and lower benefits from stock appreciation rights.

Thomson Legal & Regulatory

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Revenues	795	729	9%	2,241	2,127	5%
Adjusted EBITDA	262	233	12%	658	597	10%
Adjusted EBITDA margin	33.0%	32.0%		29.4%	28.1%
Adjusted operating profit	216	195	11%	525	480	9%
Adjusted operating profit margin	27.2%	26.7%		23.4%	22.6%

        See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

        In the three-month and nine-month periods ended September 30, 2003, our legal and regulatory group experienced revenue growth within its existing businesses at Westlaw, Checkpoint and FindLaw, along with increased bar review revenues. Revenue growth was further enhanced by contributions from acquired businesses and favorable foreign currency translation. While the performance was partially offset in both periods by ongoing weakness in the news and business information sector, the rate of decline in this business slowed in the third quarter as compared to the second quarter of 2003. Additionally, in the nine-month period, the increases were partially offset by expected decreases in revenues from print and CD products, as our legal and regulatory group continues to migrate customers toward products and services delivered electronically. Growth from acquired businesses was primarily derived from Elite Information Group, a provider of practice management software to law firms that we acquired in May 2003.

        In the United States, the increase in Westlaw revenues was driven by growth in all of its major revenue segments: legal, government and corporate. Outside the United States, Westlaw revenues increased particularly in Europe, Canada and the Asia-Pacific region. Finally, FindLaw revenues increased significantly as a result of strong new sales performance and good renewal activity.

        For the three-month and nine-month periods ended September 30, 2003, the growth in Adjusted EBITDA and Adjusted operating profit, and their corresponding higher margins, reflect the revenue growth described above and the impact of cost management initiatives.

Thomson Learning

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Revenues	714	705	1%	1,438	1,421	1%
Adjusted EBITDA	278	249	12%	301	265	14%
Adjusted EBITDA margin	38.9%	35.3%		20.9%	18.6%
Adjusted operating profit	218	194	12%	171	150	14%
Adjusted operating profit margin	30.5%	27.5%		11.9%	10.6%

        See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

        In the three months and nine months ended September 30, 2003, declining demand arising from budget pressures at educational institutions continued to impact our Academic group, despite a year of strong product releases. Sales of both new and updated editions of textbooks have increased significantly over 2002 levels. However, those sales were offset to a large degree by a decline in sales of older editions. Additionally, library budget cuts continue to reduce demand for reference materials. In the Lifelong Learning group, continued weakness in the information technology testing and certification market hurt performance. Overall, revenue growth resulted primarily from the improved performance and favorable foreign currency translation in the International group.

        To conform to the current year's presentation, revenues and expenses for the three-month and nine-month periods ended September 30, 2002 have been increased by $8 million and $19 million, respectively, in order to present on a gross basis certain freight and distribution fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. However, it did decrease the Adjusted EBITDA margin and Adjusted operating profit margin for the three and nine months ended September 30, 2002.

        The increases in Adjusted EBITDA, Adjusted operating profit, and the related margins in the three-month and nine-month periods largely resulted from the increased revenues, cost containment measures and improved efficiencies realized from combining the acquired Harcourt businesses with existing businesses. Additionally, the prior year periods included certain non-recurring expenses relating to the Harcourt acquisition.

Thomson Financial

	Three months ended September 30,				Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change		2003	2002	Change
Revenues	375	394	(5%	)	1,137	1,203	(5%	)
Adjusted EBITDA	107	99	8%		303	291	4%
Adjusted EBITDA margin	28.5%	25.1%			26.6%	24.2%
Adjusted operating profit	63	53	19%		172	165	4%
Adjusted operating profit margin	16.8%	13.5%			15.1%	13.7%

        See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

        The decreases in revenues in both the three-month and nine-month periods ended September 30, 2003 were primarily attributable to the difficult market conditions that continue in the global financial services industry. Lower levels of transactional services such as mergers, acquisitions and equity offerings have led to reduced earnings for many of our customers. Those customers have responded by reducing their capital spending and budgets, which in turn has led to some product cancellations and pressure on our pricing. While there were modest signs of increased equity transaction activity in the third quarter, difficult market conditions continued to affect demand for financial services, especially in Europe. Decreases in revenues were partially offset by the favorable impact of foreign currency translation.

        To conform to the current year's presentation, revenues and expenses for the three-month and nine-month periods ended September 30, 2002 have been increased by $17 million and $53 million, respectively, in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit; however, it did decrease Adjusted EBITDA margin and Adjusted operating profit margin for the nine months ended September 30, 2002.

        Included in both Adjusted EBITDA and Adjusted operating profit for the three-month period ended September 30, 2003 is a net benefit of $4 million related to insurance claims for September 11, 2001 losses recorded in earlier periods. Adjusted EBITDA, Adjusted operating profit, and the related margins increased in both the three-month and nine-month periods of 2003 because of this insurance recovery, as well as the effects of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group.

Thomson Scientific & Healthcare

	Three months ended September 30,			Nine months ended September 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Revenues	169	157	8%	519	464	12%
Adjusted EBITDA	40	34	18%	120	97	24%
Adjusted EBITDA margin	23.7%	21.7%		23.1%	20.9%
Adjusted operating profit	33	27	22%	97	77	26%
Adjusted operating profit margin	19.5%	17.2%		18.7%	16.6%

        See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

        The increases in revenues in both the three-month period and nine-month period ended September 30, 2003 were attributable to growth from existing businesses, contributions from acquired companies and favorable foreign currency translation. Growth from existing businesses was primarily due to increases in continuing medical education revenues and higher subscription revenues for the Web of Science and Micromedex electronic product portfolios. Revenue growth from acquisitions resulted primarily from Current Drugs, a provider of databases to the pharmaceutical and biotechnology industries acquired in August 2002; and Delphion Research Site, a patent research solution acquired in December 2002. In the nine-month period, revenue increases were partly offset by lower sales of patent information. Third quarter comparability was slightly impacted by the delayed release of the semiannual Physician's Desk Reference drug information update, which had been shipped in October of this year versus in the third quarter of 2002.

        The increases in Adjusted EBITDA, Adjusted operating profit and the corresponding margins resulted from these increased revenues as well as from cost controls.

Corporate and other

        Revenues, which relate solely to Thomson Media, increased 2% from $45 million in the third quarter of 2002 to $46 million in the third quarter of 2003. Revenues decreased 2% from $144 million in the nine months ended September 30, 2002 to $141 million in the nine months ended September 30, 2003. The decrease in the nine-month period is attributable to continued weakness in the global financial services industry and the related advertising market.

        In the third quarter of 2003, the overall Adjusted EBITDA loss for corporate and other was $9 million, compared to a break-even quarter in the comparable period in 2002. The increased loss in the three-month period ended September 30, 2003 included a lower benefit associated with our stock appreciation rights, reflecting related movement in the trading price of our common shares. The Adjusted EBITDA loss for the nine months ended September 30, 2003 was $28 million, compared to $32 million for the comparable period in 2002. In the nine-month period, lower benefits from stock appreciation rights were offset by the improved Adjusted EBITDA performance of Thomson Media and reduced corporate expenses.

        Effective January 1, 2003, we began expensing the fair value of all stock options issued with restatement of prior periods. Included within "Corporate and other" for the three-month and nine-month periods ended September 30, 2003 are charges of $5 million (2002—$4 million) and $15 million (2002—$12 million), respectively, relating to compensation expense associated with stock options.

Discontinued Operations

        On October 1, 2003, we sold our portfolio of healthcare magazines for $135 million and will record the related pre-tax gain on the sale of approximately $100 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific & healthcare group.

        In June 2003, we announced our intention to sell DBM, a provider of human resource solutions, which had been managed within our learning group. We are working toward completing a sale by year-end.

        Both of these businesses, along with one other small business in our Learning group which was sold in June 2003, are classified as discontinued operations in our interim consolidated financial statements. None of these businesses are considered fundamental to our integrated information offerings.

        For more information on these discontinued operations, see Note 5 of our unaudited interim consolidated financial statements.

Liquidity and Capital Resources

Financial Position

        At September 30, 2003, our total assets were $18.5 billion, essentially unchanged from December 31, 2002. A reduction in accounts receivable of $128 million, reflecting the seasonality of our businesses, and decreases resulting from the effect of depreciation and amortization and the sale of our 20% interest in BGM (discussed below in "Related Party Transactions") were essentially offset by the impact of foreign currency translation and an increase in the balance of goodwill arising from acquisitions. Our total assets by market group were as follows as of the dates indicated:

	As at September 30, 2003		As at December 31, 2002
(unaudited) (millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,252	39%	7,195	39%
Thomson Learning	5,165	28%	5,103	28%
Thomson Financial	2,926	16%	3,022	16%
Thomson Scientific & Healthcare	947	5%	987	5%
Corporate and other	1,940	10%	1,974	11%
Discontinued operations	282	2%	261	1%

Total assets	18,512	100%	18,542	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at September 30, 2003	As at December 31, 2002
Short-term indebtedness	332	316
Current portion of long-term debt	675	318
Long-term debt	3,633	3,487

Total debt	4,640	4,121
Swaps	(141)	161

Total debt after swaps	4,499	4,282
Less: cash and cash equivalents	(656)	(709)

Net debt	3,843	3,573

Shareholders' equity	8,759	8,966

Net debt/shareholders' equity ratio	0.44:1	0.40:1

        At September 30, 2003, shareholders' equity included $110 million of preference share capital redeemable only at our option (December 31, 2002—$442 million). The reduction from the December 31, 2002 balance was partially the result of the redemption of our outstanding Series V Cumulative Redeemable Preference Shares in April 2003.

        The following table displays the changes in our shareholders' equity for the nine months ended September 30, 2003:

(millions of U.S. dollars)
Balance at December 31, 2002	8,966
Earnings attributable to common shares for the nine months ended September 30, 2003	483
Redemption of Series V Cumulative Redeemable Preference Shares	(332)
Additional paid in capital related to stock option expense	15
Issuance of common shares under stock incentive plan	2
Dividends paid on common shares	(540)
Cumulative translation gains	165

Balance at September 30, 2003	8,759

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and, prior to July 2003, the reinvestment of dividends by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. In July 2003, Woodbridge and our company agreed to discontinue Woodbridge's commitment to participate in our dividend reinvestment plan. Please see "Related Party Transactions" below for more information. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in the three months ended September 30, 2003 was $453 million compared to $336 million for the comparable period in 2002. Cash provided by our operating activities in the nine months ended September 30, 2003 was $945 million compared to $846 million for the comparable period in 2002. The increases were primarily attributable to increased Adjusted EBITDA, the receipt of $22 million as part of a legal settlement, and a lower voluntary pension contribution, partially offset by the timing of accounts receivable collection, an increase in prepaid expense and inventory levels, and income tax refunds received in 2002.

        Investing activities.    Cash used in our investing activities in the three months ended September 30, 2003 was $226 million compared to $284 million for the comparable period in 2002. The decreased usage largely reflected a lower level of acquisitions in the third quarter of 2003, offset partially by lower proceeds from disposals of businesses and investments and an increased level of additions to property and equipment.

        Cash used in our investing activities in the nine months ended September 30, 2003 was $350 million compared to $688 million for the comparable period in 2002. The decreased usage largely reflects a lower level of acquisition activity in 2003 and higher proceeds from disposals. Of the $284 million of proceeds received in the first nine months of 2003, $279 million was received in the first quarter and was related to the sale of our 20% interest in BGM.

        For the three months ended September 30, 2003, additions to property and equipment were $147 million, compared to $106 million in the comparable period in 2002. For the nine months ended September 30, 2003, additions to property and equipment were $369 million, compared to $353 million in the comparable period in 2002. Increased additions reflected higher capital expenditures in our legal and regulatory and financial groups.

        Other investing activities, which primarily comprise activity on acquisition and disposition-related reserves, were $12 million for the three months ended September 30, 2003 compared to $35 million in the prior period. For the nine months ended September 30, 2003, other investing activities were $61 million compared to $133 million in the prior period. The decreases reflected the completion of many post acquisition and disposal activities during the period.

        Financing activities.    Cash used in our financing activities was $176 million for the three months ended September 30, 2003, compared to $31 million for the comparable period in 2002. During the third quarter of 2003, we completed an offering of $450 million of global unsecured notes, raising approximately $445 million in net proceeds after expenses. The offering included $200 million of 4.25% notes due 2009 and $250 million of 5.25% notes due 2013. We entered into an interest rate swap related to the 4.25% notes to convert the notes from a fixed rate of interest to a floating rate of interest. We used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Woodbridge (which shares previously had been included in "Long-term debt" in our consolidated balance sheet) and used the balance of the proceeds to repay other outstanding indebtedness and for general corporate purposes. The increased usage of cash in the three months ended September 30, 2003 reflected the net effect of these transactions as well as higher dividend payments because Woodbridge is no longer participating in our dividend reinvestment plan.

        Cash used in our financing activities was $656 million for the nine months ended September 30, 2003, compared to $225 million for the comparable period in 2002. In the 2003 period, the proceeds from our August note offering were more than offset by repayments of long term debt and the redemption of our Series V preference shares in April 2003. Additionally, the 2003 period includes increased dividend payments relating to the special dividend of $279 million in connection with the sale of our 20% interest in BGM (discussed in "Related Party Transactions" below), as well as Woodbridge's agreement with us to discontinue its participation in our dividend reinvestment plan. In the 2002 period, proceeds from our common share issuance and an unsecured debt offering of $400 million were more than offset by repayments of long term debt and short term facilities.

        The following table sets forth our dividend activity. Prior to July 2003, reinvested dividends relate primarily to Woodbridge.

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Dividends declared	117	114	631	335
Dividends reinvested	(2)	(46)	(91)	(127)

Dividends paid	115	68	540	208

        In the nine months ended September 30, 2003, the increase in dividends declared was due to a special dividend of $279 million in connection with the disposal of our 20% interest in BGM. See "Related Party Transactions" below. The decrease in dividends reinvested in both periods is because Woodbridge no longer participates in our dividend reinvestment plan. These items resulted in higher dividends paid in both periods.

        In April 2003, we redeemed all 18,000,000 of our outstanding Series V Cumulative Redeemable Preference Shares for $308 million, plus $3 million of associated tax.

        On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of underwriting commissions and expenses of $437 million, were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months and nine months ended September 30, 2003 and 2002:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)
	2003	2002	2003	2002
Net cash provided by operating activities	453	336	945	846
Additions to property and equipment	(147)	(106)	(369)	(353)
Other investing activities	(12)	(35)	(61)	(133)
Dividends paid on preference shares	(2)	(6)	(9)	(17)
Additions to property and equipment of discontinued operations	(3)	(1)	(5)	(3)

Free cash flow	289	188	501	340

        The improvement in our free cash flow in both periods of 2003 was a result of higher Adjusted EBITDA, the receipt of $22 million as part of a legal settlement with Skillsoft, a lower voluntary pension contribution, and lower levels of acquisition and disposition related reserve activity, which are the principal components of other investing activities. Partially offsetting these increases were the timing of accounts receivable collection, an increase in prepaid expense and inventory levels, and income tax refunds received in the first nine months of 2002.

        Commercial paper program and facilities.    At September 30, 2003, including related currency swaps, $327 million of commercial paper was outstanding compared to $305 million as of December 31, 2002. At September 30, 2003, we had total commitments under revolving credit facilities of $1,320 million, of which $60 million was drawn as of September 30, 2003. Of the total amount, $540 million terminates in 2004 and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding.

Related Party Transactions

        As at September 30, 2003, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services.

        In September 2003, we redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original terms were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

        In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. The termination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. All eligible shareholders of our company (including Woodbridge) will retain the ability to reinvest their dividends in our stock on a voluntary basis under the DRIP. However, Woodbridge has advised management that it has no current intention to voluntarily participate.

        On March 17, 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor and accordingly was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

        In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in this transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net other income (expense)" within our interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During August 2002, we entered into an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability, in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that we would have paid to a third party.

        In June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors, and shareholders against any liabilities that may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

        In June 2002, The Thomson Corporation PLC, a subsidiary of ours, redeemed its Series A ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

Employee Future Benefits

        In the third quarter of 2003, we contributed $50 million (2002—$107 million) to our principal qualified defined benefit pension plan in the United States. While the contribution was not required under the rules and regulations of the Employee Retirement Income Security Act, we decided to make a voluntary contribution in light of the decrease in interest rates, which increased the present value of the future pension obligation. As a result of the contribution, the fair value of plan assets was slightly in excess of the accumulated benefit obligation at the September 30, 2003 measurement date of the plan. We will consider making further voluntary contributions to our non-U.S. plans in the fourth quarter of 2003.

        The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets, and a discount rate to measure obligations. Reflecting our expectation of future investment returns, we will reduce our 2004 assumption of the expected rate of return on assets available to fund obligations. Similarly, in 2004 we will lower our assumed discount rate to measure obligations to reflect lower interest rates. These assumption changes will have no impact on the 2003 cost of benefits. Management currently estimates that the changes in assumptions will cause the 2004 cost of employee future benefits to increase by approximately $30 to $40 million. As we have not yet finalized assumptions for all of our benefit plans, this estimate is subject to change.

Subsequent Events

        On October 1, 2003, we sold our portfolio of healthcare magazines for $135 million. The related pre-tax gain on the sale of approximately $100 million will be reported in the fourth quarter of 2003.

        On October 30, 2003, we declared a quarterly dividend of $0.185 per share, which represented an increase of 1/2 cent per share.

Critical Accounting Policies

        Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our Annual Information Form, which is contained in our annual report on Form 40-F, for the year ended December 31, 2002 for information on accounting policies that we consider critical in preparing our consolidated financial statements. There have not been any significant changes to these policies, nor are there any new accounting policies that we would consider critical. The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

Recently Issued Accounting Standards

        The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the Canadian Institute of Chartered Accountants, or CICA, have recently issued several accounting standards that are applicable to our activities. An overview of each of these standards follows:

Effective for the period ended September 30, 2003:

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The Handbook Section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        We adopted Handbook Section 3475 early, with no material impact to our consolidated financial statements as of the date of adoption.

        Accounting Guideline AcG-14, Disclosure of Guarantees.    This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. We adopted these disclosure requirements in our consolidated financial statements for the year ended December 31, 2002, with no material impact.

        EIC Abstract 134, Accounting for Severance and Termination Benefits.    In July 2003, the EIC revised its previously issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP.

        EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). In March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from the previously existing Canadian GAAP in that, under the previous Canadian GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new Canadian GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Effective for future periods:

        CICA Handbook Section 3110, Asset Retirement Obligations.    Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to obligations to restore leased property to its original condition upon termination of the lease.

        We are in the process of assessing the impact of Handbook Section 3110, which will reflect obligations in existence at the time of adoption. The adoption of Handbook Section 3110 is not expected to have a material impact on our consolidated financial statements.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships, as well as establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, which will reflect the financial instruments in place at the date of adoption.

        Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The Guideline requires that certain disclosures be made in financial statements for periods beginning on or after January 1, 2004. The guidance related to consolidation requirements are effective for periods beginning on or after November 1, 2004.

        We are in the process of assessing the impact of AcG-15, but do not expect a material impact on our consolidated financial statements.

2003 Financial Outlook Remains Unchanged

        As previously disclosed, due to economic softness and market uncertainty, we do not expect to achieve our long-term revenue growth target in 2003. However, we anticipate that our overall revenues will grow despite continued softness in some markets. In addition, Adjusted EBITDA margins are expected to expand and we will maintain our focus on generating free cash flow.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

	For the Three Months Ended September 30, 2003
(millions of U.S. dollars) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	262	278	107	40	(9)	678	(1)	677
Less:
Depreciation	(46)	(60)	(44)	(7)	(6)	(163)	—	(163)

Adjusted operating profit	216	218	63	33	(15)	515	(1)	514
Less:
Amortization	(31)	(17)	(16)	(5)	(3)	(72)	—	(72)

Operating profit	185	201	47	28	(18)	443	(1)	442

Net other income (expense)								23
Net interest expense and other financing costs								(64)
Income taxes								(102)
Equity in net losses of associates, net of tax								(3)

Earnings from continuing operations								296
Earnings from discontinued operations, net of tax								11

Net earnings								307

	For the Three Months Ended September 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	233	249	99	34	—	615	—	615
Less:
Depreciation	(38)	(55)	(46)	(7)	(4)	(150)	(1)	(151)

Adjusted operating profit	195	194	53	27	(4)	465	(1)	464
Less:
Amortization	(23)	(25)	(15)	(5)	(5)	(73)	—	(73)

Operating profit	172	169	38	22	(9)	392	(1)	391

Net other income (expense)								(5)
Net interest expense and other financing costs								(73)
Income taxes								(58)
Equity in net losses of associates, net of tax								(7)

Earnings from continuing operations								248
Earnings from discontinued operations, net of tax								11

Net earnings								259

For the Nine Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	658	301	303	120	(28)	1,354	—	1,354
Less:
Depreciation	(133)	(130)	(131)	(23)	(16)	(433)	—	(433)

Adjusted operating profit	525	171	172	97	(44)	921	—	921
Less:
Amortization	(80)	(63)	(47)	(20)	(8)	(218)	—	(218)

Operating profit	445	108	125	77	(52)	703	—	703

Net other income (expense)								79
Net interest expense and other financing costs								(192)
Income taxes								(137)
Equity in net losses of associates, net of tax								(12)

Earnings from continuing operations								441
Earnings from discontinued operations, net of tax								29

Net earnings								470

For the Nine Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	597	265	291	97	(32)	1,218	5	1,223
Less:
Depreciation	(117)	(115)	(126)	(20)	(13)	(391)	(3)	(394)

Adjusted operating profit	480	150	165	77	(45)	827	2	829
Less:
Amortization	(67)	(74)	(48)	(15)	(11)	(215)	—	(215)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	409	76	117	62	(58)	606	2	608

Net other income (expense)								(6)
Net interest expense and other financing costs								(219)
Income taxes								(69)
Equity in net losses of associates, net of tax								(29)

Earnings from continuing operations								285
Earnings from discontinued operations, net of tax								34

Net earnings								319

Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin to
Operating Profit Margin
(as a percentage of revenue)

For the Three Months Ended September 30, 2003

(unaudited)	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	33.0%		38.9%		28.5%		23.7%		(19.6%	)	32.4%		—	32.4%
Less:
Depreciation	(5.8%	)	(8.4%	)	(11.7%	)	(4.2%	)	(13.0%	)	(7.8%	)	—	(7.8%	)

Adjusted operating profit	27.2%		30.5%		16.8%		19.5%		(32.6%	)	24.6%		—	24.6%
Less:
Amortization	(3.9%	)	(2.3%	)	(4.3%	)	(2.9%	)	(6.5%	)	(3.4%	)	—	(3.5%	)

Operating Profit	23.3%		28.2%		12.5%		16.6%		(39.1%	)	21.2%		—	21.1%

For the Three Months Ended September 30, 2002

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	32.0%		35.3%		25.1%		21.7%		0.0%		30.4%		—		30.3%
Less:
Depreciation	(5.3%	)	(7.8%	)	(11.6%	)	(4.5%	)	(8.9%	)	(7.4%	)	(14.3%	)	(7.4%	)

Adjusted operating profit	26.7%		27.5%		13.5%		17.2%		(8.9%	)	23.0%		(14.3%	)	22.9%
Less:
Amortization	(3.1%	)	(3.5%	)	(3.9%	)	(3.2%	)	(11.1%	)	(3.6%	)	—		(3.6%	)

Operating Profit	23.6%		24.0%		9.6%		14.0%		(20.0%	)	19.4%		(14.3%	)	19.3%

For the Nine Months Ended September 30, 2003

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	29.4%		20.9%		26.6%		23.1%		(19.9%	)	24.9%		—	24.8%
Less:
Depreciation	(6.0%	)	(9.0%	)	(11.5%	)	(4.4%	)	(11.3%	)	(8.0%	)	—	(7.9%	)

Adjusted operating profit	23.4%		11.9%		15.1%		18.7%		(31.2%	)	16.9%		—	16.9%
Less:
Amortization	(3.5%	)	(4.4%	)	(4.1%	)	(3.9%	)	(5.7%	)	(4.0%	)	—	(4.0%	)

Operating Profit	19.9%		7.5%		11.0%		14.8%		(36.9%	)	12.9%		—	12.9%

For the Nine Months Ended September 30, 2002

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	28.1%		18.6%		24.2%		20.9%		(22.2%	)	22.8%		16.7%		22.8%
Less:
Depreciation	(5.5%	)	(8.0%	)	(10.5%	)	(4.3%	)	(9.1%	)	(7.3%	)	(10.0%	)	(7.3%	)

Adjusted operating profit	22.6%		10.6%		13.7%		16.6%		(31.3%	)	15.5%		6.7%		15.5%
Less:
Amortization	(3.2%	)	(5.3%	)	(4.0%	)	(3.2%	)	(7.6%	)	(4.0%	)	—		(4.1%	)
Restructuring charges	(0.2%	)	—		—		—		(1.4%	)	(0.1%	)	—		(0.1%	)

Operating Profit	19.2%		5.3%		9.7%		13.4%		(40.3%	)	11.4%		6.7%		11.3%

Certain information in this management's discussion and analysis, particularly under the heading "2003 Financial Outlook Remains Unchanged," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QuickLinks

Management's Discussion and Analysis
OVERVIEW
RESULTS OF OPERATIONS
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin to Operating Profit Margin (as a percentage of revenue)